Filed Pursuant To Rule 433

Registration No. 333-203585

July 16, 2015

Video Transcript of Interview with Will Rhind Posted to Asset TV

Trish Regan: I am Trish Regan, everyone. I am here with William Rhind; he is the CEO of World Gold Trust Services. This is the firm that runs the ETF that you probably all know, GLD, which tells you the price of gold. Good to have you here.

Will Rhind: Thank you.

Trish Regan: Important time to have you here, we’ve got a lot of uncertainty going on in the world right now as we watch China, as we watch Greece, as people debate the future of the Euro Zone and of course as we wonder about our economy which is in a pretty anemic state back here at home. How does gold play into all of this right now?

Will Rhind: Well, I think if you look at the, you know, performance of gold the first half of the year, although the fundamentals of the story in terms of the absolute demand for gold has been fairly robust, the majority of that is coming out of Asia, particularly India and China. You know, what has been determining the price more, and what has you know been more important, is the expectations around the Federal Reserve increasing rates at some point during this year.

Trish Regan: Meaning if the Fed decides to increase rates, gold then…

Will Rhind: The consensus would be that that would be negative for gold. However, because expectations of a rate rise have been in the market for such a long time now…

Trish Regan: For what, six years.

Will Rhind: Exactly. We think that, you know, to a large extent, you know, that move has been priced in and therefore that has acted as a headwind to the gold price. But the market has been very stable in terms of and actual price has moved in a narrow range.

Trish Regan: So you think gold can handle a quarter point hike if we in fact see one this year?

Will Rhind: Yes.

Trish Regan: I guess that that’s a big if though, because given what we’re now seeing unfold in Europe, there’s a lot of pressure on the Fed to keep the status quo for fear that the dollar might continue getting stronger and thus it would hurt our ability to export and therefore hurt our economy.

Will Rhind: Yes.

Trish Regan: So if you’re a gold investor, do you think getting in, in a level like this $1150 being the price that it’s trading at right now, is a wise move on the anticipation that maybe the Fed doesn’t do a thing this year?

Will Rhind: Well, I think that’s, you know, pulling it back maybe to a more kind of fundamental picture, where we are right now in terms of the price, you know, $1150 an ounce roughly, you know, that’s very close to where the marginal cost of production is, you know, the average cost across the industry to mine an ounce of gold. So I think in terms of, you know, the price, you know, that’s why we’ve, you know, seen the price not really retreat lower from here. It’s been, you know, stuck at this range for quite a while. We are certainly in the camp of saying that, you know, we still expect there to be a rate rise possibly this year, in the fourth quarter of this year. However, we’re more in the lower for longer camp in that, you know, once a rate rise happens we think that rates will probably stay at that level for some period of time and there’s not going to be an aggressive ramping up of interest rates.

Trish Regan: So critics would say the problem with gold is that it doesn’t really fundamentally represent anything. It’s essentially where you go when you’re really, really scared, that the world is completely going to fall apart and that you then need to be in gold. And so as such, you know, during times of financial prosperity it gets ignored to a certain extent. What do you say in response to that criticism, that it just isn’t really representative of any intrinsic value?

Will Rhind: Well, gold’s been a store of value for thousands of years and, you know, was original form and still is a form of money today, a form of currency. And it’s a risk mitigation asset for people, meaning that in times of financial stress it’s a high quality asset that has no counterparty or credit risk. There aren’t many of those around. And with all of the government and corporate debt in the world today, it’s maybe not a bad thing to have an asset in your portfolio that doesn’t have any counterparty or credit risk. On the other side, on the pro growth side and you can remember that gold’s not just an investment asset. It’s also a form of jewelry and that’s actually where the largest amount of demand comes from. So 60% roughly of demand, you know, comes from jewelry and from technology which are more pro growth type demand factors. Therefore when you have, you know, an economy that’s growing, people accumulate more money and savings and therefore there’s a high correlation between GDP growth and gold demand because people reinvest that money to jewelry.

Trish Regan: So could this actually, when you think about it a really good emerging market play because you look at places like India, China as well I believe, where there’s demand for gold from a jewelry sense. And if those economies are faring better than likely, people are out buying more gold.

Will Rhind: Yes, absolutely. And that’s where the majority of the demand is coming from. And the demand has shifted, you know, over the last sort of decade and pretty significantly from west to east. And so, you know, in India, a lot of buying comes from consumers, and China same story, from consumers who are looking to buy gold as a form of jewelry for, you know, a store of value purpose, you know, for investment as well as to wear adornment purposes.

Trish Regan: What’s your take on Bitcoin as a rival to gold right now? And Bitcoin, you know, just for anybody that’s not familiar with it, it being the digital currency that hackers or really, really savvy computer folks can go online and essentially mine. And they say, “Well, there’s a finite amount of this stuff out there somewhat like gold.” They make a lot of gold comparisons, so I’m curious, someone who runs a GLD fund, what do you say about Bitcoin?

Will Rhind: Well, I think that it’s already been proven to be not a store of value, prices collapse pretty significantly. It’s been susceptible to, you know, to hacks and to fraud, which again something that gold, you know, an ounce of gold is not susceptible to. And you know, we think that the technology behind it in terms of the Block chain and some other payments aspects are very interesting to the market. But the actual Bitcoin itself, we don’t think is a realistic alternative to gold.

Trish Regan: Talk to me about owning actual gold versus owning your ETF?

Will Rhind: Well, in many ways it’s the same thing. So our ETF, one share is backed by a tenth of an ounce roughly of gold and the whole fund is backed a 100% with physical gold stored in a vault. So you don’t actually get to hold it in your hand, because gold is tangible. At the end of the day you’re buying a fund, you’re buying shares in a fund and so you own the shares, not the actual physical gold itself. But because the shares are backed a 100% by physical gold it’s the next best thing. And that’s where the liquidity comes from because unlike physical gold in your house that you have to insure yourself, you have to store and you have to take physically to a location and sell and buy, with GLD or with any other ETF for that matter, you can just buy and sell whenever you want through a broker.

Trish Regan: Will, you told me before the camera was on that there’s an emotional response that people have to gold, explain the significance of that to me.

Will Rhind: Well, it’s more that, you know, everybody on the planet knows what gold is. And because gold’s been around for 5,000 years it’s very much ingrained in the culture of a lot of different countries. It has very significant religious significance in other parts of the world, and there’s a strong emotional connection people have to it. It’s very, very scarce and so because of that it’s unique in that, you know, everybody in the world knows what it is, whereas most other, you know, things that we talk about in the investment world, there’s very low understanding of.

Trish Regan: It’s also making the rounds in political circles, I mean Steve Forbes, big advocate for example, going back to the gold standard. Do you have any thoughts on that? Would a gold standard in today’s economy work?

Will Rhind: We don’t think it would work.

Trish Regan: Why not?

Will Rhind: Well, for one the…

Trish Regan: We won’t tell Steve, no, we will. Why?

Will Rhind: Well, I think there are real limitations and there are real reasons why, you know, countries came off the gold standard and back in the day, I mean for one the amount of debt, you know, that’s outstanding is more than the amount of gold that is owned by the countries.

Trish Regan: So in other words it would send gold prices through the roof.

Will Rhind: You’d have to revalue gold in a sort of artificial way. But the fundamental mechanism of a gold standard doesn’t really work for today’s sort of advanced economies that we have. But nevertheless we are in favor of more gold in the financial system and people using more gold for wealth management purposes, for portfolio diversification within the, you know, in the monetary system.

Trish Regan: Texas was recently in the news because it said that it wanted to move its 650 million dollars worth of gold which is housed in New York, back home to Texas, and they are building a depository there. And people will be able to have a bin essentially in the Texas depository of gold and be able to go in and put their gold there, check on their gold. And they say, “You know what, this is going to be a revenue making opportunity for us.” But again it gets back to this idea that people will like the idea of having some gold, especially if things get rough.

Will Rhind: Yes, exactly.

Trish Regan: Are things going to get rough?

Will Rhind: Well look, I mean I think the H2 or the second of the year that there’s no doubt that volatility seems to be increasing within the market. And with that there’s a higher chance of event risks happening. We look at Greece, and look at Puerto Rico, look at the situation in China, now all of those haven’t spilled over and become systemic. And you know that’s really the trigger to when you see a big reaction in the gold price. You know, remember the events like the tech bubble for example, didn’t really affect the gold price that much. So when the tech bubble burst that was more of a localized event to the technology sector in the US. And gold didn’t really affect that much; it was also the financial crisis.

Trish Regan: Versus 2008.

Will Rhind: Yes. The financial crisis whereby the beginning of the financial crisis, the gold price sold off and declined. And it wasn’t until Lehman Brothers happened that it went truly systemic and gold prices increased dramatically off the back of that. So I think, you know, again Greece has been, you know, and Greece is not a new story, it’s been, you know, five years in the making. It’s kind of a death foretold. And you know, I think the question is not whether Greece necessarily leaves the euro or not or whether Greece defaults, it’s about what’s the longer term future and longer term impact of Greece on the euro and the Euro Zone itself. And what does that do for the gold price.

Trish Regan: I think, you know, there’s some serious questions there. Does the Euro Zone remain intact? If Greece leaves does that actually send the euro higher, because now you don’t have to deal with the headache of what is Greece? Many questions surrounding those currencies, is gold effectively a hedge in all of this?

Will Rhind: Yes. There is no doubt that gold does act as a tail risk hedge and has good properties. In that regard however, it tends to be more when the risk – the tail risk is systemic or perceived to be systemic that gold really acts the best, not when it’s a localized risk. So Puerto Rico for example, or even Greece up to this point, hasn’t really been a move in gold in the way that some people would perceive. And that’s because gold doesn’t necessarily respond when it’s a localized risk, it’s more of a systemic risk.

Trish Regan: What are you seeing in terms of the ETF, with GLD, what are the outflows/inflows looking like right now?

Will Rhind: So we’re positive year to date. I mean the market has been quite stable, the price has moved in a fairly narrow range. So we have year to date about $250 million worth of inflows which I think is a positive signal. We’ve had outflows last year and the year before as the gold price came down. So I think it’s a market which is returning to balance and turning to, you know, a positive level as far as investor sentiment. We haven’t got to a point where I think investors are really bullish on gold. But it’s a moment of consolidation, we certainly have seen inflows this, you know, this or thus far this year.

Trish Regan: Your personal take?

Will Rhind: My personal view is that, you know, I’m optimistic for the second part of the year. I think we have the possibility of more volatility in the market which, you know, could benefit gold. We also have the possibility of a Fed rate hike and you know, I’m in the camp of thinking that while the rate rise impact on the gold price is sort of fairly well known, the lesser part is if it signals now that we’re in a start of a tightening cycle then I think that that starts the move or a bit of a reallocation out of fixed income portfolios. And we hope that gold will be a beneficiary of that.

Trish Regan: Where do you think you’re seeing the most demand for gold right now? We talked a little bit about emerging markets and gold being a player that sort of goes alongside EM. Where is the most demand?

Will Rhind: China and India, absolutely they … both of them account for about 50% of demand; they’re very, very big players. And so, you know, that’s where the majority of demand comes from. It’s mainland China and India.

Trish Regan: You know, people say, “Well, you could buy GLD. You could buy actual gold coins or you could invest in the miners.” Your thoughts on the miners?

Will Rhind: Well, the miners again are a proxy for gold. They’re individual companies that some purely mine gold, others have diversified businesses, they mine other metals. I think that people should evaluate the sector and companies, you know, on an individual basis according to their respective merits. And you know, all things being equal, when the gold price goes up, you know, mining companies should have some form of leverage to the gold price. However, they’re different investments.

Trish Regan: It’s a way to playing gold, for some people that say, “Well, I’m not really sure about gold’s intrinsic value. But I kind of like it. I kind of want to be in this space.” They look to the miners because they say, “Okay. Well, this is a company with real earnings that I can evaluate on this level,” as opposed to sort of that more emotional level that gold has. But you know, it sounds like to me anyway, there are some fundamental reasons. If you accept that gold is a form of currency that is here to stay, then in fact there are actual fundamental reasons surrounding it as to why it would perform well or not well.

Will Rhind: Yes. I think the intrinsic value question is a good one because I hear that a lot. I think there’s a lot of groupthink that sort of gets lost when we think about the value of gold. And just because it doesn’t have a cash flow or a yield doesn’t mean to say that it doesn’t have value. A lot of people think about the value of stocks and the value of bonds, they attribute a value because they were educated in college or wherever to apply a formula to a company and prescribe a value. Well, if you could tell me on the basis of, you know, companies’ earnings where exactly that share price should trade then you know we wouldn’t need anybody on Wall Street to be analysts or researchers or anything.

Trish Regan: So there might be an industry bias against [inaudible]?

Will Rhind: Well, it’s just the way that people are trained and the way that people think about the value of financial assets. And just because something doesn’t have a cash flow, it doesn’t mean to say that there’s no value. All a discounted cash flow model is, it’s just a framework to think about the value of something. And where the commodity or any other real asset that doesn’t have that, you need to apply a different framework. But it doesn’t mean to say that it doesn’t have value. It’s just that the framework or the lens that you apply value to is different to the one that you look at a stock where you can apply a formula and people get very comfortable when they can apply a formula to something. But when there’s no formula in many ways it’s actually easier to prescribe value to gold and to other hard assets because you don’t have the complexities and you don’t have the … the kind of industry bias of prescribing formulas and thinking about something that is so kind of institutionally accepted as norm.

Trish Regan: As someone who runs GLD, do you find yourself watching these international headlines and thinking about them in a pretty fundamental way because you know it’s going to have a correlation of some sort with gold?

Will Rhind: Yes. I mean I think macro events clearly can affect the gold price. However, you kind of have to take a step back and not sort of evaluate every single thing on a daily basis. At the end of the day we’re a passive, you know, trust. And you know, we are out to educate investors on the value of, you know, having gold in a portfolio. You know, we don’t take active decisions about buying and selling gold within the fund on a daily basis. But clearly we have to understand the market and we have to educate investors on the gold market and that’s what we, you know, we try and do every day.

Trish Regan: As such, you know, as you look at these event risks, as you look at the volatility in overseas markets right now and you look at the chance of a Fed rate hike, I mean what is sort of the biggest perhaps headwind to gold? And also what is the best opportunity? What is it that’s going to send gold prices higher?

Will Rhind: I think it’s kind of what we’ve … what we’ve talked about which is this idea that the gold price right now is largely reflecting a rate rise. And so the headwind of many ways is already in the market. And that is this expectation that the Fed will raise rates and that’s not necessarily a good thing for gold. I think that it’s a market looking for a catalyst. And you know, that catalyst could come in the form of an outbreak of higher volatility in some other asset class, an event risk of some sort or it could be a reallocation of assets from the fixed income asset class or maybe even from equities. As people reweight portfolios, as they think about a tightening cycle of what that means longer term for the fixed income market, you know, as those portfolios rebalance then we think that we might get some benefit from gold or allocation to gold from that perspective. And that could be a driver of increased demand.

Trish Regan: Alright. We’ll be watching for 1150 and higher maybe. Alright, thank you, William.

Will Rhind: Thank you.

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